

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2010

Michael Grischenko, President
Greenhouse Solutions Inc.
4 Research Dr., Suite 402
Shelton, Connecticut 06484

      **Re: Greenhouse Solutions Inc.
               Registration Statement on Form S-1
               Filed June 21, 2010
               File No. 333-167655**

Dear Mr. Grischenko:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you relied upon Regulation S to sell your securities to your officers and directors.   Regulation S is a safe harbor provision that allows for the sale of securities to individuals outside the United States. If your officers are outside the United States, please clearly state that fact in your prospectus. If applicable, in the risk factor section or another appropriate place in your prospectus, please disclose an investor's ability:

    - to effect service of process within the United States against any of your non-U.S. resident officers or directors;

    - to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced foreign persons in the U. S.;

- to enforce in the applicable foreign court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

- to bring an original action in the applicable foreign court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

Registration Statement Cover Page

2. Presently you list your primary standard industrial code number as 3524. Please revise to state it as 5090.

Front Cover of Prospectus

3. Throughout your prospectus, please revise to clarify that the 180-day offering time period begins upon effectiveness of this registration statement.

4. In an appropriate place in your prospectus, please disclose to shareholders how you will advise them that you have extended the offer for 90 days, should you choose to do so.

5. We note your disclosure on the prospectus cover page that you do not plan to place funds in an escrow, trust or similar account. Please revise the prospectus cover page to describe the effect of this on investors. Refer to Item 1 of Form S-1 and Item 501(b)(8)(iii) of Regulation S-K.

6. Please note the date of the prospectus at the bottom of the cover page should be the approximate date of the effectiveness of the registration statement. See Rule 423 of Regulation C.

Prospectus Summary, page 5

7. We note your disclosure "Our consolidated financial statements include the accounts of our subsidiary." Please revise your prospectus to discuss your corporate structure, including the relationship between you and your subsidiary. If required by Item 601(b)(21) of Regulation S-K, please also file as an exhibit to your registration statement a list of your subsidiaries together with the information required by that Item.

Risk Factors, page 7

8. Refer to the introductory paragraph. Eliminate the language indicating the risk factors listed below are not all inclusive and that additional risks that you currently deem immaterial may also materially adversely affect your results of operations or financial condition. All material risks should be described. If risks are not deemed material, you should not reference them. Please also delete the last sentence where you reference a

decline in the trading price of your securities, since there is no assurance that your stock will be quoted or traded.

There is no public (trading) market for our common stock …, page 12

9. Please revise your disclosure here and throughout your prospectus to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. You cannot file an application to be quoted.

10. Please also delete the reference in this risk factor to your "selling stockholders" or tell us why it is not appropriate to do so. Please delete a similar reference in Part II under the heading "Other Expenses of Issuance and Distribution" on page II-1.

11. At the end of this risk factor you list several events that also may impact your market price. As such, it appears that you are including more than one risk factor under this subheading. Please avoid bundling risks and if a risk is material, provide it with its own descriptive subheading.

Forward-Looking Statements, page 14

12. You disclose that forward-looking statements include statements regarding "anticipated trends in the water treatment systems industry…." Please delete or clarify this disclosure, as it does not appear to be related to your business.

Use of Proceeds, page 14

13. Please disclose in the paragraph immediately preceding your table that the offering is being conducted on a "best-efforts minimum 3,500,000/ maximum 35,000,000" basis, the offering scenarios presented are for illustrative purposes only, and the actual amount of proceeds, if any, may differ.

14. We also note that the total for the "Minimum Offering Proceeds" column does not equal the sum of the various uses of proceeds. Please revise.

Dilution of the Price per Share, page 15

15. Since the current book value per share of your common stock is zero, it appears that the increase to present stockholders in net tangible book value should be $0.0083 per share if the maximum number of shares are sold and $0.0027 per share if the minimum number of shares are sold. Please revise both the textual and tabular references to $0.0073 and $0.0017 or tell us why it is not appropriate to do so.

Determination of Offering Price, page 15

16. Please revise to more clearly disclose how you determined the offering price. We note that the existing disclosure states that it was arbitrarily determined. In this regard, please clarify how the four factors you cite contributed to your offering price determination. Also, please tell us – with a view towards disclosure – whether your recent sale at $0.001 per share to your officers contributed to your offering price determination.

Plan of Distribution; Terms of the Offering, page 17

17. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

Management Discussion and Analysis or Plan of Operations, page 19

18. We note your disclosure that you have a limited history to base an evaluation of your performance. Please revise your discussion to provide an executive "Overview" section that provides investors with an understanding of the business you intend to engage in and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company expects to earn revenues and income; the identity of the company's primary contacts and insight into material opportunities, challenges, risks, and material trends and uncertainties. Refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 19

19. Under this heading, you disclose that you need approximately an additional $35,000 to meet your working capital requirements over the next twelve months. If you only sell the minimum number of shares, your net proceeds will be $26,425. Because your offering is being conducted on a "best-efforts" basis, you should discuss your plans to satisfy your liquidity needs over at least the next 12 months under at least the offering scenarios discussed elsewhere in your filing. For example, please revise your disclosure to address how you intend to satisfy your liquidity needs over at least the next 12 months under at least the minimum and maximum offering levels. If you anticipate that offering proceeds of less than 100% will not be sufficient to fund operations for at least the next 12 months, please discuss how management intends to finance operations.

Description of Our Business, page 20

20. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. To the extent that you discuss future products, please provide the status of development and indicate the timeframe for which you anticipate offering these products and the basis of your conclusions. Further, please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. Please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

- Please clarify the steps you have taken already, if any, to initiate your operations and the costs of these steps to you.

- Please discuss in greater detail the business activities you will undertake based upon raising funds at the various levels outlined in the use of proceeds. Descriptions of these planned business activities should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. For example, please indicate the costs associated with undertaking various business activities in the future, noting the ones that will receive priority over others in the event funding is less than you expect. Please include in this discussion the anticipated timing for the expenditures.

- We note your risk factor to the effect that there are only a limited number of greenhouse and gardening manufacturers. Please discuss in greater detail your contacts, negotiations, and agreements with any suppliers. Please disclose any additional steps you have taken to further your operations in this regard. Please also disclose the name of the supplier(s) for the greenhouses you have sold. Refer to Item 11(a) of Form S-1 and Item 101(h)(4)(v) of Regulation S-K. In this regard, we note the disclosure in your results of operations on page 19 that you have generated revenues from the sale of greenhouses.

- In your disclosure, please address how you plan to accomplish all of the steps in your timeline with your officers and directors each dedicating between 25% and 35% of their time to your business.

We may have further comment upon reading your response and revisions.

21. We note that you plan to be a wholesaler and distributor of imported urban gardening kits. As you plan to import products into the U.S. please provide greater details concerning this aspect of your business. For example, if applicable, describe the governmental regulations or restrictions that will affect your ability to import gardening products into the U.S., if any. In addition, discuss why you are importing these products rather than seeking domestic sources; in other words, disclose the business advantage, if

any, resulting from your strategy to import your products. Also, please disclose the country or countries from which you plan to import your products. Further, please describe the potential impact of foreign currency exchange fluctuations on your business, if any.

Certain Relationships and Related Transactions, page 26

22. Under this heading you disclose that you "have not entered into any transactions with [y]our officers, Directors, persons nominated for these positions, beneficial owners of 5% or more of our common stock or family members of these persons wherein the amount involved in the transaction or a series of similar transactions exceeded $60,000." Please refer to Item 11(n) of Form S-1 and Item 404(d) of Regulation S-K and revise to disclose whether you have entered into any transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years.

23. Please refer to the definition of "promoter" in Rule 405 of Regulation C and provide the disclosure required by Item 404(c) of Regulation S-K, as applicable.

Legal Proceedings, page 28

24. We note that your disclosure under this heading relates to a five-year period and does not address each event set forth in Item 401(f) of Regulation S-K. Please revise to cover the required 10-year period and include disclosure regarding the events described in Item 401(f)(7) and (8) of Regulation S-K. Refer to Item 11(k) of Form S-1 and Item 401 of Regulation S-K.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-7

General

25. We note your disclosures that you have a wholly-owned subsidiary. Revise your disclosure to provide the name of the company you consolidated.

Revenue Recognition, page F-7

26. Please tell us and disclose in detail regarding how your products are delivered to the customer and when the title and the risk of loss of products transfer to the customer.

Recent Sales of Unregistered Securities, II-2

27. We note that you relied upon the safe harbor exemption provided by Regulation S for the sale of securities to your officers. Please revise to briefly state the facts relied upon to make the exemption available in this transaction.

28. Please file the subscription agreement used for the private placement referenced under this heading as an exhibit to your registration statement.

Undertakings, II-3

29. Please revise your undertakings so that they track the precise language of Item 512 of Regulation S-K.

Signatures, II-3

30. Your registration statement should be signed by the company, your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. In this regard, there should be separate signature blocks for the company and each of the required persons. Please revise your signatures so that they are consistent with the requirements of Form S-1. Refer to the signature page of Form S-1 and the related instructions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551- 3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director